United States securities and exchange commission logo





                            January 5, 2024

       Felipe MacLean
       Chief Executive Officer
       Clover Leaf Capital Corp.
       1450 Brickell Avenue, Suite 1420
       Miami, FL 33131

                                                        Re: Clover Leaf Capital
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 8,
2023
                                                            File No. 333-274851

       Dear Felipe MacLean:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed December 8, 2023

       Questions and Answers About the Special Meeting
       Q: What equity stake will current Public Stockholders, the Sponsor and Digital Ally hold ... ?, page xxi

   1. We note your amended disclosure in response to prior comment 2, but note that you have not included any amount
of Closing Indebtedness. Please revise to provide an illustrative example of the per
share amount to be delivered to stockholders at closing, which includes current and projected
amounts of Closing Indebtedness.
       Risk Factors
       We have received Nasdaq notices for failing to comply with listing requirements ... ., page 32

   2. We note your revised disclosure in response to prior comment 11, including that the combined company may
not have a sufficient number of holders to comply with Nasdaq
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany
January    NameClover Leaf Capital Corp.
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         listing requirements in light of the fact that Kustom is wholly-owned by a single stockholder. However, we also note that you state that the Digital Ally Distribution is expected to increase the number of public stockholders in the combined company. Please clarify here, and elsewhere as appropriate, the anticipated timing of the Digital Ally
         Distribution covered in this registration statement and when such distribution would be completed. Also state the approximate number of Digital Ally stockholders.
3. We note your response to prior comment 12 and your amended disclosure on page 140 that describes your extension to February 27, 2024 for purposes of complying with the
         Minimum Public Holders Requirement. Please revise to update this risk factor with that information as well.
Background of the Business Combination
Description of the Negotiation Process with Candidates Other Than Kustom Entertainment, page
95

4. We note your amended disclosure in response to prior comment 17, specifically that you revised to include how Target A and Target B were introduced to Clover Leaf.
         However, we note that you did not provide any information on the discussions, negotiations, and potential transaction terms with either Party. Please revise to include such information. Additionally, please disclose how Digital Ally was introduced to Clover
         Leaf.
Description of Negotiation Process with Kustom Entertainment, page 96

5. We note your amended disclosure in response to prior comment 18 and we reissue in part.
         Please revise to include a more detailed and complete description of the material substantive issues discussed and negotiated between April 26, 2023 and present. For example, we note your revised disclosure regarding a covenant to seek transaction financing in the form of a PIPE and a closing condition to have a minimum net tangible asset value of at least $5,000,001. However, it does not appear that you are seeking PIPE financing at this time and we note your proposal seeking to waive the minimum net tangible asset requirement. Please update your disclosure to describe how these discussions developed over the negotiation period. Additionally, we note revised disclosure regarding the ancillary agreements, comments to the interim covenants, terms of the earnout payments, and termination fee. Please revise to include detailed disclosure relating to the material terms and values associated with each. We also note that on July
         20, 2023, you issued 3,457,806 shares of Class A common stock in connection with the conversion of the same number of Class B common stock. Please revise to include a discussion that details the decision to effect the conversion and a discussion of the material terms of any agreement to apply the same restrictions that were applied to the
         Class B common stock before the conversion.
6. We note your response to prior comment 19, but do not note any responsive revised disclosure. As such, we reissue our comment. Please explain how the parties negotiated
 Felipe MacLean
Clover Leaf Capital Corp.
January 5, 2024
Page 3
         and ultimately determined the valuation of Kustom Entertainment and the consideration to be offered in connection with the business combination, including the earnout shares and the benchmark revenue determined in connection with the potential earnout shares. Please discuss how the parties reached a valuation of $125 million at $11.14 per share and include a description surrounding the discussion of the anticipated amount of the Closing
         Indebtedness and the decision to subtract it from the merger consideration.
Recommendation of the Board and Reasons for the Business Combination, page 97

7. We note your amended disclosure in response to prior comment 20. We note that the
         Clover Leaf Board considered the fairness opinion. Please revise to state whether the
         Board considered that the consideration value of Kustom is below the valuation ranges of the Analyses prepared by Newbridge and, if so, how the Board continued to believe the aggregate consideration to be delivered was fair to Clover Leaf. Kustom Entertainment Management Forecasts, page 100

8. We note Kustom's management forecasts. Please revise to disclose whether the
         TicketSmarter and Kustom 440 business lines fall into the "Products" and/or "Services and other" line items for your revenue, here and in your Management's Discussion and
         Analysis, where you discuss product and service revenue from the sale of tickets, which appears to be solely attributable to your TicketSmarter business line. Please also include a discussion as to why the other Kustom businesses, BirdVu Jets and Digital Connect were not included in the forecasts; if revenues are not material from such business lines, revise to state as much here and in your Management's Discussion and Analysis.
9. Explain why the Kustom Entertainment Management Forecasts were not relied upon by the Clover Leaf Board, considering your disclosure under "Recommendation of the
         Board..." indicates that the Clover Leaf Board received and reviewed such projections. If the Clover Leaf Board has reason to believe that the projections were unreliable, revise to state as much and explain why. Also, explain how the Clover Leaf Board determined to rely upon the Fairness Opinion, which relied upon the 2024E forecasts, even though the
         Board determined not to rely upon such projections.
Engagement of Financial Advisor to Clover Leaf, page 101

10. We note your amended disclosure in response to prior comment 22. With respect to the
       Comparable Public Company Analysis, please disclose whether any live event
       entertainment companies were withheld from the analysis and if so, explain the decision to do so. Please also disclose any limitations of such analysis, for example, including that the majority of the companies included here have a substantially higher stock price and
FirstName LastNameFelipe MacLean
       balance sheet valuation than Digital Ally and by extension, Kustom Entertainment and
Comapany    NameClover
       that such          Leaf
                  companies    Capital
                             have      Corp.
                                   a more substantial operating history than
Kustom. Please
Januaryinclude
         5, 2024a Page
                  similar
                       3 discussion of the limitations for the M&A Comparables. FirstName LastName
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany
January    NameClover Leaf Capital Corp.
        5, 2024
January
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U.S. Federal Income Tax Considerations, page 125

11. We note your amended disclosure in response to prior comment 24 and we reissue in part.
         Please revise your disclosure in the sections titled "Adoption of the Proposed Charter" and
         "Redemption of Clover Leaf Class A Common Stock" to state that the tax consequences are the opinion of counsel. Refer to Staff Legal Bulletin No. 19.
12. We note your amended disclosure in response to prior comment 25. In the section titled
         "Redemption of Clover Leaf Class A Common Stock," please revise to indicate whether this is a "should" or "more likely than not" opinion. Refer to Staff Legal Bulletin No. 19.
Information About Kustom Entertainment
Corporate Information
History, page 150

13. We have reviewed your response and revised disclosure to prior comment 31 noting the transfer of equity interest between Digital Ally and Kustom Entertainment has already occurred. Please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Kustom Entertainment, page 153

14.      We note your response to prior comment 34. In this regard, revise to disclose,
         where material, the gross transaction value, the number of visits to your websites, cost of customer acquisition, the purchase conversion rate, the overall number of customers in your database, and the number and percentage of tickets sold via the website and mobile app, which you indicate management reviews, based upon the disclosure in Digital Ally's annual report on Form 10-K for the period ended December 31, 2022. Results of Operations
Nine Months Ended September 30, 2023 Compared with the Nine Months Ended September 30,
2022
Revenue and Gross Profit, page 154

15. We note your disclosure that the significant decrease in Service Revenues is due to the continued reduction in promotional and advertising expenses. This appears to be inconsistent with your disclosure regarding the change in gross profit which states the reduction of these expenses will not have a material impact on revenues. Please clarify or revise.
Year ended December 31, 2022 compared with the year ended December 31, 2021, page 156

16. We note your amended disclosure in response to prior comment 37. In connection with your sponsorship and partnership network, please clarify whether Kustom typically receives the allotment of tickets for free, at a reduced price, or otherwise. Please also
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany
January    NameClover Leaf Capital Corp.
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         clarify whether there is any other monetary relationship or fee structure associated with being a part of the Kustom sponsorship and partnership network. Selling Stockholders and Plan of Distribution, page 194

17. We note your amended disclosure and response to prior comment 40. With respect to the distribution of shares by Digital Ally to its security holders, please revise to:
             Identify Digital Ally as an underwriter;
             Include the relevant disclosure required for Digital Ally to distribute the shares to its stockholders, including Items 1-12A of Part I and Items 13-16 of
Part II of Form S-
              1. In this respect, please also revise the current Selling Stockholders and Plan of
              Distribution disclosure on page 194 to remove references to "selling stockholders"
              and revise to reflect the sole selling stockholder, Digital Ally. Also, remove the disclosure on page 195 and elsewhere that reflects the sale of shares after Digital Ally conducts it distribution.
             Include relevant Rule 8-04 of Regulation S-X financial statement information for
              Digital Ally, which we believe to be for the two most recent fiscal years and the latest required interim period the precedes the business combination. See Rule 1-02(w) of
              Regulation S-X. If you disagree with this financial statement period requested, please provide your calculations and conclusions under the significance tests in your response.
             File post-effective amendments, or prospectus supplements, as applicable, to include all relevant information until the distribution is completed. See Securities Act Rules
              Compliance and Disclosure Interpretation Question 212.11.
Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-73

18. We note your revised disclosure in response to prior comment 41 and note you did not elect to apply pushdown accounting to the TicketSmarter acquisition. This appears to be inconsistent with the disclosure in Notes 1 and 12 of the unaudited interim financial statements for the nine months ended September 30, 2023, the Emphasis of Matter paragraph of the audit opinion for the year ended December 31, 2022 and Notes 1, 12 and
         15 of the audited financial statements for the year ended December 31, 2022. Please clarify or revise.
General

19. We note your disclosure throughout regarding the conversion of 3,457,806 shares of
         Clover Leaf Class B Common Stock into Clover Leaf Class A Common Stock. Please explain in further detail the decision to convert such shares on July 20, 2023, before the closing of the business combination. Additionally, we note your disclosure that the converted shares will maintain the same restrictions that applied to the Clover Leaf Class
         B Common Stock. Please explain this in further detail, for example whether this is covered in your Amended and Restated Certificate of Incorporation and/or whether such holders entered into a separate agreement that enforces such restrictions on the Clover
 Felipe MacLean
Clover Leaf Capital Corp.
January 5, 2024
Page 6
      Leaf Class A Common Stock. Additionally, please revise your Frequently Used Terms to include a definition of "Sponsor Shares" and clearly distinguish it from the current definition of "Clover Leaf Sponsor Shares."
20. We note your Form 8-K filed on December 7, 2023, regarding the resignation of former
      Clover Leaf Board member, audit committee and compensation committee member,
      Manuel Rocha, where you state that "[o]n December 1, 2023, Mr. Rocha was arrested by federal authorities and charged with multiple crimes including conspiracy to act as a foreign agent to defraud the United States, acting as an illegal agent for a foreign government, and use of a passport obtained by false statement in a complaint filed against
      Mr. Rocha in the United States District Court for the Southern District of Florida." In light of Mr. Rocha's arrest and allegations against him and specifically his position as a Clover
      Leaf Board member and audit committee member, please revise throughout to highlight any material input that Mr. Rocha had on discussions or negotiations with respect to this transaction, including searching for a target, selecting Kustom as the target, discussing and negotiating the merger consideration, assessing the fairness opinion, and recommending the transaction to stockholders. State whether the Clover Leaf Board has determined to reassess its decision to recommend the transaction, whether it has done so, and whether it continues to recommend the transaction. If not, please state as much and explain why not.
      Finally, please revise your CFIUS disclosure to update for the allegations against Mr.
      Rocha, if applicable, and/or state whether such allegations will impact your CFIUS disclosure. If you have received any updated information, correspondence, inquiry, or otherwise from CFIUS, please revise to state as much and disclose the current status of such matters.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameFelipe MacLean
                                                            Division of
Corporation Finance
Comapany NameClover Leaf Capital Corp.
                                                            Office of Trade &
Services
January 5, 2024 Page 6
cc:       Jessica Yuan
FirstName LastName